SANDVIK
[redacted]

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 261030

Our date
2009-03-04
Your date

[redacted]

09045858

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SEC Mail Processing
Section
APR 13 2009
Washington, DC
110

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik announces layoffs in Arbrå, Sweden, dated 3 March 2009, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

4/14

cosip number 800 212201

SANDVIK

Press Release

SEC Mail Processing
Section

APR 13 2009

Washington, DC
110

Sandvik announces layoffs in Arbrå, Sweden

Sandvik Mining and Construction intends to immediately initiate negotiations with the personnel organizations regarding closing of the manufacturing of mobile crushers, screens and stationary feeders in Arbrå, Sweden. The notice of termination of employment affects all personnel employed at Sandvik SRP AB in Arbrå, 53 persons.

As a result of continued reduced demand from Sandvik's customers for mobile crushing equipment, the company's total capacity must be reduced.

The closing is in line with the long-term strategy for mobile crushers and screens involving a concentration of resources and expertise to England and Northern Ireland.

Sandviken, 3 March 2009

Sandvik Aktiebolag (publ)

Sandvik AB discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 2:00 p.m. on 3 March 2009.

For further information, contact Bengt Kvisth, President Sandvik SRP AB, tel +46 40 40 63 25, Anders Wallin, Vice President Group Communications, Sandvik AB, +46 26 26 09 20 or Jan Lissåker, Vice President, Investor Relations, Sandvik AB, +46 26 26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. The Group had at the end of 2008 about 50,000 employees and representation in 130 countries, with annual sales of approximately SEK 93,000 M.

Sandvik Mining and Construction is a business area within the Sandvik Group and a leading global supplier of machinery, cemented-carbide tools, service and technical solutions for the excavation and sizing of rock and minerals in the mining and construction industries. Annual sales 2008 amounted to about SEK 38,700 M, with approximately 16,800 employees.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB			
Group Communications	Reg.No 556000-3468		
SE-811 81 SANDVIKEN	VAT No. SE663000060901		
SWEDEN	www.sandvik.com	+46 26 26 10 26	+46 26 26 10 43